Mail Stop 4561

November 17, 2005

Mr. Michael J. Cavanagh
Chief Financial Officer
JP Morgan Chase & Co.
270 Park Avenue
New York, NY 10017

        RE: JPMorgan Chase & Co.
                Form 10-K for the Fiscal Year Ended December 31, 2004
                Filed March 2, 2005
                File No. 1-5805

Dear Mr. Cavanagh:

       We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004
Audited Financial Statements
Notes to Consolidated Financial Statements

Note 12 – Allowance for Credit Losses, page 103

1. We note that you recorded a $1.4 billion adjustment to your provision for loan losses during 2004 as a result of the decertification of heritage Bank One's seller's interest in credit card securitizations. In order to allow us to gain a better understanding of why these interests were decertificated, please provide us with the following information:

    *   the specific facts and circumstances that caused the decertification of the seller's interest and how these facts and circumstances align with your business plan,

    *   any liquidity implications resulting from the decertification; and

    *   whether you have the ability to recertificate the decertificated interests.

Note 25 – Commitments and Contingencies
Litigation reserve, page 118

2. You state that you increased your litigation reserve by $3.7 billion during the second quarter of 2004 in light of all information known at that date. So that we can understand the basis for this increase, please provide us with the following additional information for each significant event to which these reserves relate:

    *   the specific information that became known that caused you to increase your reserve during the second quarter of 2004, rather than another period; and

    *   the date and amount of any settlements reached subsequent to June 30, 2004.

Note 29 – Fair Value of Financial Instruments
Derivatives, page 122

3. We note that you defer the initial trading profit for derivatives valued based on models with significant unobservable market parameters until observable market data becomes available. Please provide us with the following additional information:

- describe your accounting policy for recognition of trading losses at the inception of these transactions and describe your policy for recognition of these losses subsequent to inception. Describe the conditions for recognition; and

- separately quantify unrecognized trading gains and losses at the inception of the transactions and recognized trading gains and losses subsequent to inception during each period presented.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Michael J. Cavanagh
JPMorgan Chase & Co.
September 19, 2006
Page 4

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sharon Johnson, Staff Accountant, at (202) 551-3474 or me at (202) 551-3490 if you have questions.

Sincerely,

Donald Walker
Senior Assistant Chief Accountant